Exhibit 4.10

SERVICE AGREEMENT AMENDMENT

In accordance with the resolution adopted by the Supervisory Board of GPC Biotech AG on December 14, 2007, the Supervisory Board desires that Dr. Bernd Seizinger Fraunhoferstrasse 20, 82152 Martinsried/Planegg (hereinafter the “Chief Executive Officer”) spent the majority of his time in the US. In accordance §3 Nr. 1 2nd sentence of the Service Agreement between GPC Biotech AG, Fraunhoferstrasse 20, 82152 Martinsried/Planegg (hereinafter the “Company”) and the Chief Executive Officer (hereinafter, the “Service Agreement”), said agreement is hereby amended as follows:

§1

Amendment

§3 (Remuneration) Nr. 1 of the Service Agreement is deleted, effective December 1, 2007, and replaced with the following language:

1.	The Chief Executive Officer shall receive for his service a gross annual salary (base salary) in the amount of

$458.806 (four hundred fifty-eight thousand eight hundred six US dollars),

Plus

€ 156.215 (hundred fifty-six thousand two hundred fifteen Euros),

payable in 12 equal monthly installments.

The annual salary shall be reviewed by the Supervisory Board annually with regard to a possible increase. An adjustment of the German share (in EUR) relative to the U.S. share (in U.S. $) of the Chief Executive Officer’s gross salary is possible at any time with the approval of the Supervisory Board, so as to reflect a possible change in the relative amount of time spent by the Chief Executive Officer working for the Company in Germany relative to the USA.

$2

Miscellaneous

The remainder of the Service Agreement remains unchanged.

December 14, 2007

Martinsried, Germany

/s/ Prof. Jürgen Drews	/s/ Dr. Bernd R. Seizinger
Prof. Jürgen Drews	Dr. Bernd R. Seizinger
Chairman of the Board
GPC Biotech AG